UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period Ended June 30, 2023

1st stREIT Office Inc.

(Exact name of registrant as specified in its charter)

Maryland	81-4602947
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

11601 Wilshire Boulevard, Ste. 1690 Los Angeles, CA	90025
(Full Mailing Address of Principal Executive Offices)	(Zip Code)

(310) 907-5527

(Registrant’s Telephone Number, Including Area Code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing at the end of this Semiannual Report on Form 1-SA (“Semiannual Report”). This discussion and analysis contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” as disclosed in the offering circular (“Offering Circular”) (here) used in connection with our Offering (defined below), as further amended or supplemented from time to time. The accompanying consolidated balance sheets, and the related consolidated statements of operations, stockholders’ equity and cash flows as of June 30, 2023 and for the six months ended June 30, 2023 are unaudited and have not been reviewed by external auditors.

Overview

1st stREIT Office Inc. (the “Company”, “we”, “our”, or “us”) is a Maryland corporation formed to originate, invest in, and manage a portfolio of primarily office properties. As of September 15, 2023, we are offering a maximum of up to $44,490,527 in shares of our common stock (the “Offering”) pursuant to Regulation A promulgated under the Securities Act of 1933, as amended (“Regulation A”). We expect to use substantially all of the net proceeds from our Offering to originate, acquire and structure a diversified portfolio of commercial real estate properties.

We are externally managed by SW Manager, LLC (our “Manager”), which, effective May 31, 2022 is a wholly-owned subsidiary of and controlled by Tryperion Holdings LLC, a California limited liability company (our “Sponsor”). Prior to May 31, 2022, SW Manager, LLC was a wholly-owned subsidiary of Tryperion Partners, LLC, a California limited liability company (our “Original Sponsor”). Our Sponsor is a private real estate investment firm that provides investment management services to a range of foundation and high net worth clients. We commenced operations on May 31, 2017, upon the completion of our first acquisition. See “Laumeier Transaction” in the notes to our consolidated financial statements included in this Semiannual Report for a description of the acquisition.

On January 18, 2019, we purchased an additional office building located in Carmel, Indiana. See “Allied Acquisition” in the notes to the consolidated financial statements included in this semiannual report for a description of the transaction.

As of June 30, 2023, we have raised in our Offering $20,760,717 in capital from 1,517 investors (not including the $75,000 in private placements held by our Sponsor and the $1,550,343 in stock redemptions paid). We have adopted a quarterly stockholder redemption plan whereby, subject to certain restrictions and limitations, stockholders may be provided the opportunity to have their shares of common stock redeemed by us. See “Redeemable Common Stock” in the notes to our consolidated financial statements included in this Semiannual Report for a description of the plan.

We plan to invest primarily in opportunistic office properties located throughout the United States, the majority of which will be existing income-producing properties with the potential for long-term capital appreciation.

We have elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2017. We believe that we have been organized and have operated in a manner that has allowed us to qualify as a REIT for U.S. federal income tax purposes commencing with such taxable year, and we intend to continue operating in such a manner.

Liquidity and Capital Resources

Proceeds from shares sold in the Offering have been, and will continue to be, primarily used for (i) property acquisitions; (ii) capital expenditures; (iii) principal payments on our outstanding indebtedness, and (iv) to fund redemption requests. Our liquidity needs to acquire real estate and other real estate investments will be funded mainly from the sale of our shares and from debt proceeds. We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of shares of our Common Stock, we may make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

The percentage of leverage we employ will vary depending on our available capital, our ability to obtain and access financing arrangements with lenders, debt restrictions contained in those financing arrangements and the lenders’ and rating agencies’ estimate of the stability of our investment portfolio’s cash flow. Our targeted portfolio-wide leverage, after we have acquired a substantial portfolio, is between 40-60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of assets. As of June 30, 2023, our portfolio is leveraged at approximately 57% loan to value of our assets.

Our Manager may, from time to time, modify our leverage policy in its discretion. Incurring substantial debt could subject us to risks that, if realized, would materially and adversely affect us, including the risk that:

•	our cash flow from operations may be insufficient to make required payments of principal and interest on the debt or we may fail to comply with all of the other covenants contained in the debt agreements, which is likely to result in (a) the acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all, (b) our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements or pay dividends of excess cash flow held in reserve by such financing sources, and/or (c) the loss of some or all of our assets to foreclosure or sale;

•	our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase with higher financing costs;

•	we may be required to dedicate a substantial portion of our cash flows from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder dividends or other purposes; and

•	we may not be able to refinance debt that matures on favorable terms, or at all, and more broadly, there can be no assurance that a leveraging strategy will be successful.

Debt financings for acquisitions and investments may be obtained at the time an asset is acquired or an investment is made or at such later time as determined to be appropriate. In addition, debt financing may be used from time to time for property improvements, lease inducements, tenant improvements and other working capital needs.

In the second quarter of 2022, Panera Bread (“Panera”), a tenant representing 26% of the portfolio’s rentable square footage, notified the Company that it would not be renewing its lease expiring in April 2024. Panera, which is located in the Laumeier I property, advised the Company that it would continue to pay rent through the remaining term and is willing to move out prior to its lease expiration date if a replacement tenant is identified. In light of Panera’s non-renewal decision, commencing in January 2023, Truist, the lender for the Laumeier Properties, required all net cash flows from the Laumeier Properties to be swept to an interest-bearing account controlled by Truist to be used to pay for tenant improvements, leasing commissions, and debt service shortfalls at the Laumeier Properties. For more information, see our 253(g)(2) filings dated September 20, 2023 and June 16, 2023.

We have established a distribution reinvestment and optional cash purchase plan (the “Plan”) that allows stockholders who elect to participate in the Plan to have their cash dividends reinvested in additional shares of our Common Stock or make optional cash purchases of shares of our Common Stock. Under the Plan, whenever we declare a cash dividend or other distribution, our stockholders who have elected to participate in the Plan will have their cash distribution reinvested in additional shares of Common Stock at a price equal to the then prevailing NAV per share, without payment of brokerage commissions or service charges, rather than receiving the cash distribution. Stockholders who do not participate in the Plan will continue to receive cash dividends as declared. In addition, as part of the Plan, existing stockholders will have the opportunity to make optional cash purchases of additional shares of Common Stock through our transfer agent, which administers the Plan for us.

Stockholders will not be able to acquire shares of Common Stock under the Plan to the extent that such acquisition would cause them to exceed the ownership limits set forth in our charter (or the ownership limits set forth in any waiver agreements entered into with a stockholder). Specifically, to help ensure that we will retain the ability to qualify as a REIT, we will restrict any stockholder from acquiring, directly or indirectly, beneficial or constructive ownership of more than 9.0% by value or number of shares, whichever is more restrictive, of our outstanding capital stock; unless our board of directors has agreed to waive the 9.0% ownership limit with respect to a particular stockholder, in which case we will restrict such stockholder from acquiring, directly or indirectly, beneficial or constructive ownership of our shares in violations of the ownership limits set forth in such stockholder’s waiver agreement.

We expect to declare and pay dividends on a quarterly basis, or more or less frequently as advised by our Manager, in arrears, based on a record date that is currently expected to be on or about the 25th day of the last month of the applicable quarter for which a dividend has been declared. Any dividends we make are subject to the discretion of our board of directors and will be made following consultation with our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow. Our board of directors has historically set the rate of dividends at a level that it expects will be reasonably consistent and sustainable over time. We have not established a minimum distribution level, and our charter does not require that we pay dividends to our stockholders.

On December 12, 2022, the board of directors of the Company announced that certain limited partners (the “Deferring Limited Partners”) of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”) have agreed to defer receipt of cash distributions from the Operating Partnership (“Deferred Distribution Amount”) until further notice. The Limited Partnership Agreement of the Operating Partnership has been amended to reflect the terms of the deferral program related to the Deferred Distribution Amount.

The annualized Deferred Distribution Amount is expected to be approximately $1.3 million. We expect that the Operating Partnership will use these amounts (i) to pay dividends to the Company and the other limited partners of the Operating Partnership and (ii) fund capital improvements in our Laumeier Property in St. Louis, MO until the property is fully re-tenanted.

We expect that the Deferred Distribution Amount will be deferred until at least June 2024, or when the space being vacated by Panera is fully re-tenanted. The Deferring Limited Partners will be entitled to receive the Deferred Distribution Amount without interest upon a notice of request by the Deferring Limited Partner (“Notice”), and future dividends from the Company may be reduced in order to repay the Deferred Distribution Amount, although dividends will not be reduced below the level required to maintain our status as a REIT. The deferral will not otherwise affect the rights of any of the limited partners.

Any such Deferred Distribution Amount will be paid to a Deferring Limited Partner from available cash as determined by the Company, as general partner of the Operating Partnership, after giving consideration to the operating expenses and other obligations of the Operating Partnership at the time of the distribution (“Available Cash”).  In the event that there is insufficient Available Cash to pay the entire Deferred Distribution Amount after receipt of the Notice, the Deferring Limited Partner will receive quarterly payments to the extent of Available Cash as determined by the Company until the Deferred Distribution Amount is paid in full.

For the period from January 1, 2017 through June 30, 2023, we have declared and paid an aggregate of twenty-four distributions (one of which took place prior to the commencement of the Offering) with a weighted average annualized yield of 8.77% based on a purchase price of $10.00 per share. On June 16, 2023, we declared a twenty-fifth distribution, which had an annualized yield of 3.60% based on a purchase price of $10.00 per share and was paid on July 10, 2023. See “Financial Statements – Subsequent Events – Additional Distributions” in the notes to our consolidated financial statements included in this Semiannual Report for more information.

During our offering stage, we may raise capital in the Offering more quickly than we acquire income-producing assets, and for some period after our offering stage, we may not be able to pay dividends solely from our cash flows from operations. Further, because we may receive property income or other revenue at various times during our fiscal year and because we may need cash flows from operations during a particular period to fund capital expenditures and other expenses, we expect that, at least during the early stages of our development and from time to time during our operational stage, we will declare dividends in anticipation of cash flows that we expect to receive during a later period and we will pay these dividends in advance of our actual receipt of these funds. In these instances, we expect to look to third party borrowings or lines of credit to fund our dividends. We may also fund such dividends from the sale of assets or other investments. Our charter permits us to pay dividends from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such dividends. If we pay dividends from sources other than our cash flows from operations, we will have less funds available for investment in properties and other assets. As of June 30, 2023, the source of funds for distributions has been 100% from operating cash flow.

To maintain our qualification as a REIT, we must make aggregate annual dividends to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with Generally Accepted Accounting Principles (“GAAP”)). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. See “U.S. Federal Income Tax Considerations – Requirements for Qualification – Annual Distribution Requirements” in our Offering Circular here Our board of directors may authorize dividends in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Office properties can be difficult to lease to new tenants, should the current tenant terminate or choose not to renew its lease, which, as discussed below, is what is occurring with respect to the Panera lease. These properties generally have received significant tenant-specific improvements and only very specific tenants may be able to use such improvements, making the properties very difficult to re-lease in their current condition. Additionally, an interested tenant may demand that, as a condition of executing a lease for the property, we finance and construct significant improvements so that the tenant could use the property. This expense may decrease cash available for distribution, as we likely would have to (i) pay for the improvements up-front or (ii) finance the improvements at potentially unattractive terms.

Cash Flows from Operating Assets

As of June 30, 2023, we owned one property consisting of three adjacent office buildings in the state of Missouri and one office and mixed-use property in the state of Indiana.

For the six months ended June 30, 2023 and June 30, 2022, net cash provided by operating activities was $1,584,794 and $1,519,358, respectively. The increase of $65,436 in net cash flow from operating activities compared to the same period a year ago is primarily due to a decrease in asset management fees and an increase in unearned tenant rents, offset by an increase in deferred tenant lease incentives.

Cash Flows from Investing Activities

For the six months ended June 30, 2023 and June 30, 2022, net cash used in investing activities was $(436,229) and $(244,513), respectively. The increase of $191,716 in net cash used in investing activities compared to the same period a year ago is due to higher expenditures for building improvements.

Cash Flows from Financing Activities

For the six months ended June 30, 2023 and June 30, 2022, net cash used in financing activities was $(652,367) and $(4,158,071), respectively. The decrease of $3,505,704 in net cash used in financing activities compared to the same period a year ago is primarily the result of the Affiliate Note Payable II being paid off in 2022 and a decrease in distributions and dividends paid, offset by a decrease in proceeds from issuance of common stock.

Results of Operations

The Securities and Exchange Commission (the “SEC”) qualified our offering statement for the Offering effective on September 13, 2017 and post-qualification amendments (“PQAs”) on September 27, 2018 and October 30, 2019. The SEC qualified our most recent offering statement for the Offering effective on November 16, 2020 and PQAs on October 19, 2021 and October 19, 2022.

Based on a comparison of the six months ended June 30, 2023 versus the same period in 2022, both revenues and expenses changed as follows:

•	Rental income increased by $171,228 to $5,516,844 mostly as a result of an increase in occupancy compared to the prior year;

•	Operations and maintenance decreased by $17,722 to $1,246,345 as a result of a decrease in snow removal and HVAC expenses;

•	Real estate taxes and insurance increased by $18,630 to $876,930 as a result of an increase in the assessed value of the Laumeier Properties;

•	Property management fees increased by $5,880 to $143,240 as a result of an increase in tenant receipts;

•	General and administrative increased by $76,599 to $403,103 mostly as a result of an increase in professional fees;

•	Asset management fees decreased by $117,963 to $312,417 as a result of a decrease in the Company’s net asset value, which is the basis for the calculation of the fees;

•	Depreciation and amortization decreased by $8,871 to $1,927,191 as a result of a building and improvements assets being fully amortized;

•	Net interest expenses decreased by $15,906 to $929,275 as a result of a reduction in the principal amount of the Truist Note Payable.

We expect that rental income, tenant reimbursements, other income, operations and maintenance, real estate and insurance, property management fees, general and administrative fees, asset management fees, depreciation and amortization, and net interest expenses will increase in future periods as we acquire more real estate properties.

Outlook and Recent Trends

We believe that the intermediate and long-term market for investment in select commercial real estate properties is compelling from a risk-return perspective. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, will provide opportunities to originate investments with attractive long-term equity returns.

Effect of Non-Renewal of Panera Lease

As discussed above, in the second quarter of 2022, we were notified by Panera, a tenant representing 26% of the portfolio’s rentable square footage, that it will not be renewing its lease expiring in April 2024. Panera, which is located in the Laumeier I property, has advised us that it will continue to pay rent through the remaining lease term and is willing to move out prior to its lease expiration date if a replacement tenant is identified. We are likely to renovate Laumeier I in anticipation of attracting tenants to backfill Panera’s space. The scope of the renovation and our determination of prevailing market rents will determine the target rent amount for the building. There can be no assurance of our ability to re-rent this space nor whether it will achieve rents that are at least equal to those payable under the Panera lease. As a result of the Panera non-renewal, as well as broader economic conditions, the net asset value of the Company declined, as fully disclosed in our 253(g) filings dated September 20, 2023 and June 16, 2023. The uncertainties created by the Panera non-renewal may continue to impact the net asset value of the Company and its shares in future periods.

For more information regarding market conditions, please see “Investment Objectives and Strategy” in our Offering Circular here.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgement in the application of accounting policies, including making estimates and assumptions. These assumptions will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Please refer to “Note 2 — Summary of Significant Accounting Policies” to our consolidated financial statements included in this Semiannual Report for more discussion of our accounting policies and procedures.

Change of Control of the Manager

On May 31, 2022, the Manager underwent a change in control whereby 100% of the Manager’s interests previously held by Tryperion Partners, LLC (“Partners”), the Company’s original sponsor, was assigned to Tryperion Holdings LLC (“Holdings”) (the “Reorganization”). Holdings is wholly-owned by Jeffrey Karsh (“Karsh”), one of the three principals of Partners. Karsh, together with Joseph Kessel (“Kessel”) and Eliot Bencuya (“Bencuya”) were the original principals of Partners who were also officers and directors of the Company.

In connection with the Reorganization, the Support Agreement between Partners and the Manager was terminated and the Manager entered into a new Support Agreement with Interamar Manager LLC (“Interamar”). Interamar is wholly-owned by Mr. Kessel and will provide the Manager with services that are similar to those previously provided by Partners, with the cost of those services being paid by Holdings and not the Company.

Change in Sponsor

As a result of the Reorganization, Holdings replaced Partners as the “Sponsor” of the Company’s Offering of its common stock pursuant to Regulation A.

Our Manager

The Company operates under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. Our Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

The Company follows investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular, unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement and the Management Agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our stockholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities. The Manager is subject to the supervision and direction of our board of directors.

Executive Officers and Directors

In connection with the Reorganization, Kessel resigned as a director and Chief Operating Officer, Principal Financial Officer and Principal Accounting Officer of the Company. Following the Reorganization, Karsh has served as the Chief Executive Officer , Bencuya has served as Chief Investment Officer, Janet Pudelko has served as Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer and Andrew Kowell has served as Chief Operating Officer of the Company. In addition, the Company’s board of directors appointed Justin Fromm to fill Kessel’s remaining term.

For additional information regarding the Reorganization, see the Company’s June 1, 2022 supplement to its Offering Circular here.

Item 2. Other Information

None.

Item 3. Financial Statements

 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF 1st stREIT OFFICE INC. (UNAUDITED)

1st stREIT Office Inc. and Subsidiaries

Consolidated Balance Sheets (Unaudited)

	June 30, 2023	December 31, 2022*
Assets
Real estate:
Land	$7,230,647	$7,230,647
Buildings and improvements	54,961,065	54,496,966
Tenant origination and absorption costs	12,366,247	12,054,666
Total real estate	74,557,959	73,782,279
Less: accumulated depreciation and amortization	(29,345,069)	(27,421,601)
Real estate, net	45,212,890	46,360,678

Cash	3,051,704	3,642,347
Restricted cash	1,698,543	611,702
Rents and other receivables, net	4,357,965	3,613,795
Other assets, net	19,836	115,170
Due from affiliate	-	12,987
Total assets	$54,340,938	$54,356,679

Liabilities and stockholders’ equity
Liabilities:
Secured notes payable, net	$39,415,873	$39,695,525
Accounts payable, accrued and other liabilities	2,931,068	1,436,351
Unearned tenant rents	408,625	428,331
Security and investor deposits	412,759	398,265
Below-market leases, net	1,619,725	1,733,431
Due to affiliate	139,457	185,182
Total liabilities	44,927,507	43,877,085

Commitment and contingencies (Note 8)

Stockholders’ equity:
Common Stock, $0.01 par value, 900,000,000 shares authorized, 1,894,972 and 1,885,138 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	18,950	18,851
Additional paid-in capital	18,844,807	18,687,683
Cumulative distributions and net loss	(15,110,586)	(14,525,515)
Noncontrolling interests	5,660,260	6,298,575
Total stockholders’ equity	9,413,431	10,479,594
Total liabilities and stockholders’ equity	$54,340,938	$54,356,679

* Derived from audited financial statements

(See accompanying notes to the consolidated financial statements)

1st stREIT Office Inc. and Subsidiaries

Consolidated Statements of Operations (Unaudited)

	For the Six Months Ended June 30,
	2023	2022
Revenue:
Rental income	$5,516,844	$5,345,616

Expenses:
Operations and maintenance	1,246,345	1,264,067
Real estate taxes and insurance	876,930	858,300
Property management fees	143,240	137,360
General and administrative	403,103	326,504
Asset management fees to affiliate	312,417	430,380
Depreciation and amortization	1,927,191	1,936,062
Interest expense, net	929,275	945,181
Total expenses	5,838,501	5,897,854

Net loss	(321,657)	(552,238)

Less: Income attributable to noncontrolling interests	119,365	(737,031)

Net loss attributable to 1st stREIT Office Inc.	$(202,292)	$(1,289,269)

Basic and diluted loss per share of common stock	$(0.11)	$(0.79)

Weighted average shares of common stock outstanding – basic and diluted	1,906,638	1,636,917

(See accompanying notes to the consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading)

1st stREIT Office Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity (Unaudited)

For the Six Months Ended June 30, 2023

	Common Stock
	Number of Shares	Amount	Additional Paid-In Capital	Cumulative Distributions and Net Loss	Noncontrolling Interests	Total
Balance at December 31, 2022	1,885,138	$18,851	$18,687,683	$(14,525,515)	$6,298,575	$10,479,594
Proceeds from issuances of common stock	53,951	540	480,075	-	-	480,616
Common stock repurchases	(44,117)	(441)	(322,951)	-	-	(323,393)
Distributions to noncontrolling interests	-	-	-	-	(518,950)	(518,950)
Dividends declared on common stock	-	-	-	(382,779)	-	(382,779)
Net loss attributable to 1st stREIT Office Inc	-	-	-	(202,292)	-	(202,292)
Net income attributable to noncontrolling interests	-	-	-	-	(119,365)	(119,365)
Balance at June 30, 2023	1,894,972	$18,950	$18,844,807	$(15,110,586)	$5,660,260	$9,413,431

Consolidated Statements of Stockholders’ Equity (Unaudited)

For the Six Months Ended June 30, 2022

	Common Stock
	Number of Shares	Amount	Additional Paid-In Capital	Cumulative Distributions and Net Loss	Noncontrolling Interests	Total
Balance at December 31, 2021	1,512,806	$15,128	$14,878,053	$(11,081,507)	$7,220,501	$11,032,175
Proceeds from issuances of common stock	267,066	2,671	2,713,097	-	-	2,715,768
Offering costs	-	-	2,764	-	-	2,764
Common stock repurchases	(32,539)	(326)	(305,076)	-	-	(305,402)
Distributions to noncontrolling interests	-	-	-	-	(1,089,796)	(1,089,796)
Dividends declared on common stock	-	-	-	(710,583)	-	(710,583)
Net loss attributable to 1st stREIT Office Inc	-	-	-	(1,289,269)	-	(1,289,269)
Net income attributable to noncontrolling interests	-	-	-	-	737,031	737,031
Balance at June 30, 2022	1,747,332	$17,473	$17,288,838	$(13,081,359)	$6,867,736	$11,092,688

(See accompanying notes to the consolidated financial statements)

1st stREIT Office Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)

	For the Six Months Ended June 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(321,657)	$(552,238)
Adjustments to reconcile net loss income to net cash provided by operating activities:
Straight-line rents	(46,038)	154,874
Depreciation	1,428,050	1,442,668
Amortization of in-place leases	323,091	323,091
Amortization of leasing commissions and legal costs	176,050	170,303
Amortization of below-market rents included in rental income	(113,706)	(113,706)
Amortization of deferred loan fees included in interest expense	40,286	40,286
Changes in net assets and liabilities:
Rents and other receivables, net	(323,384)	(90,415)
Other assets, net	91,612	(3,343)
Due from affiliate	12,987	(5,222)
Accounts payable, accrued and other liabilities	358,716	459,253
Unearned tenant rents	(19,212)	(287,878)
Security deposits	23,724	(26,206)
Due to affiliate	(45,725)	7,891
Net cash provided by operating activities	1,584,794	1,519,358

Cash flows from investing activities:
Additions to real estate investments	(436,229)	(244,513)
Net cash used in investing activities	(436,229)	(244,513)

Cash flows from financing activities:
Principal repayments of secured notes payable	(319,937)	(306,190)
Principal repayments of unsecured note payable – affiliate	-	(4,500,000)
Net change in deposits from prospective investors	(9,230)	(10,874)
Proceeds from issuance of common stock	480,616	2,715,768
Payments to repurchase common stock	(323,393)	(305,402)
Dividends paid on common shares	(457,111)	(661,577)
Distributions to noncontrolling interests	(23,312)	(1,089,796)
Net cash used in financing activities	(652,367)	(4,158,071)

Net increase/(decrease) in cash and restricted cash	496,198	(2,883,226)
Cash and restricted cash at beginning of period	4,254,049	7,012,536
Cash and restricted cash at end of period	$4,750,247	$4,129,310

Cash	$3,051,704	$3,022,198
Restricted cash	1,698,543	1,107,112
Total cash and restricted cash	$4,750,247	$4,129,310

1st stREIT Office Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)

(Continued)

	For the Six Months Ended June 30,
	2023	2022
Supplemental disclosure of cash flow information
Cash paid for interest	$888,989	$904,895

Supplemental disclosure of noncash investment and financing activities:
Additions to real estate investments included in accounts payable, accrued and other liabilities	$339,451	$6,594
Distributions to noncontrolling interest included in accounts payable, accrued and other liabilities	$832,955	$544,898
Dividends declared on common stock included in accounts payable, accrued and other liabilities	$172,393	$368,959

(See accompanying notes to the consolidated financial statements)

1st stREIT Office Inc. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2023

1.	Organization and Nature of Business

Formation

1st stREIT Office Inc. (the “Company”), a Maryland corporation, was formed on November 9, 2016 (inception) pursuant to its Article of Incorporation (as amended and restated and further amended, the “Charter”). The Company has elected to be taxed as a real estate investment trust (“REIT”) commencing with the taxable year ended December 31, 2017. The Company’s Charter authorizes the issuance of 1,000,000,000 shares of capital stock, of which 900,000,000 shares are designated as shares of common stock, $0.01 par value per share, (“Common Stock”) and 100,000,000 shares designated as preferred stock (“Preferred Stock”). As of June 30, 2023, the Company had not issued any Preferred Stock.

The Company is offering a maximum of up to $50 million in any rolling 12-month period in shares of Common Stock on a “best efforts maximum” basis. The per share purchase price is adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year, will equal the Company’s net asset value (“NAV”) divided by the number of shares of Common Stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis (NAV per share). Prior to November 16, 2020, the per share purchase price was the greater of (i) $10.00 per share or (ii) the Company’s NAV per share. The per share purchase price for any shares that may be sold pursuant to the Distribution Reinvestment and Optional Cash Purchase Plan will be equal to the NAV per share. The minimum investment amount for initial purchases of shares of Common Stock is 500 shares, or $5,000 based on the initial offering price per share. The Company may terminate the offering at any time. The per share offering purchase price of the Company’s common stock is $7.01 as of September 15, 2023.

The table below shows the Company’s historical NAV per Share through June 30, 2023.

Date	NAV Per Share
June 30, 2021	$10.13

September 30, 2021	$10.19

December 31, 2021	$10.15

March 31, 2022	$10.11

June 30, 2022	$9.67

September 30, 2022	$9.23

December 31, 2022	$8.80

March 31, 2023	$7.01

The Company was organized to originate, invest in and manage a portfolio of primarily office properties. The Company may also invest, to a limited extent, in real estate-related assets, including (1) equity securities such as common stocks, preferred stocks and convertible preferred securities of public or private real estate companies such as other REITs and other real estate operating companies, (2) debt securities such as commercial mortgages, mortgage loan participations, commercial mortgage-backed securities and debt securities issued by other real estate companies, (3) mezzanine loans, bridge loans and certain non-U.S. dollar denominated securities and (4) commercial property types other than office properties.

The Company holds its investments through 1st stREIT Office Operating Partnership LP (the “Operating Partnership”) and the Operating Partnership’s special purpose wholly-owned limited liability companies (“Subsidiaries”), some of which may have rights to receive preferred economic returns. The Operating Partnership was formed on February 22, 2017 whereby the Company was the sole general partner of, and at such time owned a 99.0% partnership interest in the Operating Partnership. A wholly owned subsidiary of the Company, 1st stREIT Office Limited Partner LLC (the “Initial LP”) formed on February 22, 2017, owned the remaining 1.0% interest in the Operating Partnership as its initial limited partner.

The business affairs of the Company are managed by or under the direction of the company’s Board of Directors. Subject to certain restrictions and limitations, SW Manager, LLC, an affiliate of the Company, was engaged by the Board of Directors to manage the Company pursuant to a management agreement effective June 22, 2017. On May 31, 2022, the Manager underwent a change in control whereby 100% of the Manager’s interests previously held by Tryperion Partners, LLC, the Company’s original sponsor (“Partners” or “Original Sponsor”), was assigned to Tryperion Holdings LLC (“Holdings” or “Sponsor”) (the “Reorganization”). Prior to the Reorganization, the Manager was a wholly-owned subsidiary of Partners which provided asset management, marketing, investor relations and other administrative services on the Company’s behalf, through a support agreement between the Manager and the Original Sponsor, wherein the Original Sponsor provided the Manager with the personnel, services and resources necessary for the Manager to perform its obligations and responsibilities under the Management Agreement. In connection with the Reorganization, the Support Agreement between Partners and the Manager was terminated and the Manager entered into a new Support Agreement with Interamar Manager LLC (“Interamar”). Interamar is wholly-owned by Joseph Kessel, one of the three principals of Partners and will provide the Manager with services through May 31, 2024 that are similar to those previously provided by Partners, with the cost of those services being paid by Holdings and not the Company.

Laumeier Transaction

On April 13, 2017, management formed three special purpose entities wholly owned by the Operating Partnership (“1SO Laumeier I LLC”, “1SO Laumeier II LLC” and “1SO Laumeier IV LLC” collectively referred to as “Laumeier Entities”).

On May 30, 2017, an unsecured affiliate note payable (“Affiliate Note Payable I”) was issued by the Original Sponsor to the Operating Partnership in the amount of $20,700,000.

On May 31, 2017 (the “Transaction Date”), the Laumeier Entities each respectively purchased three office properties (“Laumeier I”, “Laumeier II” and “Laumeier IV” collectively referred to as the “Laumeier Properties”) located in St. Louis, Missouri from three affiliate investment entities (“TREF I Laumeier I LLC”, “TREF I Laumeier II LLC” and “TREF I Laumeier IV LLC” collectively referred to as “Original Sponsor Affiliate Entities”). The Original Sponsor Affiliate Entities were managed by an affiliate of the Original Sponsor, Tryperion RE Fund I Manager, LLC (“Former Manager”).

On June 22, 2017, certain investors of the Original Sponsor Affiliate Entities (“Reinvesting OP Partners” and, together with the Initial LP, collectively, the “Limited Partners”) reinvested their sale proceeds received from the sale of the Laumeier Properties by purchasing limited partnership interests (“OP Units”) in the Operating Partnership. Proceeds raised from the Reinvesting OP Partners were used to fully retire the Affiliate Note Payable I on June 22, 2017.

Allied Acquisition

On September 12, 2018, management formed 1SO Midtown Carmel LLC, a special purpose entity wholly owned by the Operating Partnership (“Midtown”).

On January 18, 2019, an unsecured affiliate note payable (“Affiliate Note Payable II”) was issued by the Original Sponsor to the Operating Partnership in the amount of $15,150,000.

On January 18, 2019, Midtown purchased a 142,147 square foot office and mixed-use property located in Carmel, Indiana. (the “Allied Property”).

Distributions

During the six months ended June 30, 2023, the Company paid cash distributions to non-controlling interests in the amount of $23,312 related to operations of the Laumeier Properties and the Allied Property. As of June 30, 2023, $832,955 of distributions to non-controlling interests were declared but not paid and are included in accounts payable, accrued and other liabilities. On July 6, 2023, $8,742 of distributions to non-controlling interests were paid.

During the six months ended June 30, 2022, the Company paid cash distributions to non-controlling interests in the amount of $1,089,796 related to operations of the Laumeier Properties and the Allied Property. As of June 30, 2022, $544,898 of distributions to non-controlling interests were declared but not paid and are included in accounts payable, accrued and other liabilities. The $544,898 of distributions to non-controlling interests were paid on July 5, 2022.

As of June 30, 2023, the Company raised $20,760,717 in capital from 1,517 investors (not including the $75,000 in private placements held by our Sponsor and the $1,550,343 in stock redemptions paid). As of June 30, 2023, the Company owns 1,894,972 OP Units, and the total number of outstanding OP Units was 4,489,725 giving the Company an effective ownership interest of 42.21% in the Operating Partnership. The common stockholders of the Company can redeem their shares after a one-year lockout period. Redemptions prior to the 5th anniversary of the share purchase are subject to discount. See “Redeemable Common Stock” below and “Stockholder Redemption Plan” in our Offering Circular here. As the Company raises capital, additional OP Units will be issued to the Company.

As of December 31, 2022, the Company raised approximately $20,280,101 in capital from 1,452 investors (not including the $75,000 in private placements to the Original Sponsor and the $1,226,951 in stock redemptions paid). As of December 31, 2022, the Company owns 1,885,138 OP Units, and the total number of outstanding OP Units was 4,479,891 giving the Company an effective ownership interest of 42.08% in the Operating Partnership.

See Note 2 Summary of Significant Accounting Policies – Distribution Policy regarding dividends paid to stockholders.

Offering and Filings

On June 30, 2017, the Company’s Form 1-A was filed with the Securities and Exchange Commission (the “SEC”) with respect to a public offering (the “Offering”) of up to $50 million in Common Stock. The SEC declared the Offering to be qualified on September 13, 2017 and post-qualification amendments (“PQA”) were qualified by the SEC on September 27, 2018 and October 30, 2019. The SEC qualified our most recent Offering on November 16, 2020 and PQA on October 19, 2021 and October 19, 2022.

The Company plans on issuing up to 5,000,000 shares of Common Stock in the Offering in addition to the 7,500 shares of Common Stock previously issued in private placements to the Original Sponsor at a price per share that equals the Company’s NAV divided by the number of shares of Common Stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis including those purchased pursuant to the Distribution Reinvestment and Optional Cash Purchase Plan. The Board of Directors may increase the number of authorized shares of capital stock without stockholder approval.

As of June 30, 2023, the Company has not established any taxable REIT subsidiary (“TRS”) or qualified REIT subsidiary (“QRS”), though it may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on the Company’s status as a REIT.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC.

GAAP requires any subsidiaries or affiliates under common control to be consolidated. In addition, entities are evaluated to determine whether they qualify as a variable interest entity (“VIE”). A VIE is an entity that either (i) lacks sufficient equity to finance its activities without additional subordinated financial support from other parties, (ii) whose equity holders lack the characteristics of a controlling financial interest, or (iii) is established with non-substantive voting rights.

The Company’s operating subsidiary, Operating Partnership, is a limited partnership. The Company effectively owns 42.21% of the membership interests in the Operating Partnership and acts as the managing member, exercising full responsibility and control over the day-to-day activities of the entity. The noncontrolling interests in the Operating Partnership do not have substantive liquidation rights, substantive kick-out rights without cause, or substantive participating rights that could be exercised by a simple majority of noncontrolling interest members (including by such member unilaterally). The absence of such rights, which represent voting rights in a limited partnership, would render the Operating Partnership to be a VIE. The Company, as managing member, has the power to direct the core activities of the Operating Partnership that most significantly affects the Operating Partnership’s performance and has both the right to receive benefits from and the obligation to absorb losses of the Operating Partnership. Accordingly, the Company is the primary beneficiary of the Operating Partnership and consolidates the Operating Partnership and its subsidiaries, in addition to the Initial LP.

GAAP requires transfers of property under common control to be presented as of the earliest period presented. It was determined that the Laumeier Properties were under common control for the period November 9, 2016 (inception) through the Transaction Date thus the Laumeier transaction was recorded as a change in reporting entity (rather than a sale of the Laumeier Properties and purchase of OP Units). These consolidated financial statements reflect the inherited net assets from the Original Sponsor Affiliate Entities as of November 9, 2016.

As the Company conducts its business and holds its assets and liabilities through the Operating Partnership, the total assets and liabilities of the Operating Partnership represent substantially all of the total consolidated assets and liabilities of the Company. All significant intercompany balances and transactions are eliminated in consolidation. Management of the Company believes all the necessary adjustments have been made to the statements of operations in order to make these financial statements not misleading.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates.

In March 11, 2020, the World Health Organization declared the outbreak of the novel coronavirus (COVID-19) to be a pandemic. COVID-19 disrupted economic markets and the impact was widespread across all industries. The World Health Organization declared the pandemic over on May 11, 2023. In response to the pandemic, management has considered whether its estimates, such as collectability of tenant receivables and impairment triggering events should be re-evaluated. There have been no prior allowances taken and Management has concluded that no allowance was necessary as of June 30, 2023 since tenants continue to pay their contractual rent obligations. Management will continue to monitor the economic environment and evaluate potential impacts of any new health emergencies on the Company’s consolidated financial statements.

Cash

The Company places its cash with an established financial institution. Management of the Company believes it has mitigated this risk by using a major financial institution. As of June 30, 2023, the Company has not experienced any losses in such accounts and monitors the creditworthiness of the financial institutions with which it conducts business. The Company believes there is no significant credit risk with respect to its cash balances.

Restricted Cash

Restricted cash is comprised of reserve accounts for capital replacements and property taxes. In certain cases, these restricted funds are either subject to supervision and disbursement approval by the Company’s lender or the terms of a lending agreement.

Diversification and Credit Risk

The investments of the Company are concentrated in three office properties in St. Louis, Missouri and one office and mixed-use property in Carmel, Indiana. Accordingly, the investments may be subject to more rapid changes in value than would be the case if the assets of the Company were widely diversified among varied investments or industry sectors. Furthermore, investments in real estate are concentrated in terms of region and investment type. This lack of diversification exposes the Company to potential losses and unforeseen economic conditions that could have an adverse effect on its operations.

Management generally does not require collateral or other security from tenants, other than security deposits or letters of credit. However, since concentration of rental revenue from certain tenants exists, the inability of those tenants to make their payments could have an adverse effect on the Company.

Real Estate

Real Estate Acquisition Valuations

In accordance with ASC 805 – Business Combinations, the Company records acquisitions that meet the definition of a business as a business combination. If the acquisition does not meet the definition of a business, the Company records the acquisition as an asset acquisition. Under a business combination, all assets acquired and liabilities assumed are measured based on their acquisition-date fair values. Under asset acquisitions the costs of the assets acquired are allocated in proportion to their relative fair values on the date of acquisition. Transaction costs that are related to a business combination are charged to expense as incurred. Transaction costs that are related to an asset acquisition are capitalized as incurred.

The Company assesses the acquisition date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

The Company records above-market, below-market and in-place lease values for acquired properties based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining noncancelable terms of the respective lease, including any below-market renewal periods.

The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods.

The Company amortizes the value of tenant origination and absorption costs, which includes lease commissions, legal costs and in-place leases, to depreciation and amortization expense over the remaining noncancelable term of the respective lease.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income (loss).

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset and are expensed as incurred. Significant replacements and betterments are capitalized. The Company’s policy is to depreciate its assets over their estimated useful lives which generally are as follows:

Buildings	15 – 30 years
Building improvements	5 – 20 years
Land improvements	5 years
Tenant absorption costs	Remaining contractual lease term with consideration as to above- and below-market extension options for above- and below-market lease intangibles

Impairment of Real Estate and Related Intangible Assets and Liabilities

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the property. If, based on the analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset. For the six months ended June 30, 2023 and 2022, the Company did not record any impairment charges related to its real estate investments.

Revenue Recognition

The Company leases office space to tenants primarily under non-cancelable operating leases that generally contain provisions for minimum base rents plus reimbursement for certain operating expenses. New and modified leases are reviewed in accordance with our Lease Accounting policy. The Company recognizes minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectability is reasonably assured and records amounts expected to be received in later years as deferred rent receivable, which is included in rents and other receivables on the consolidated balance sheets. If the lease provides for tenant improvements, management determines whether the tenant improvements, for accounting purposes, are owned by the tenant or by the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that a tenant can take in the form of cash or a credit against its rent) that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;

•	whether the amount of a tenant improvement allowance is in excess of market rates;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.

Tenant reimbursements, which is comprised of additional amounts collected from tenants for the recovery of certain operating expenses, including repair and maintenance, property taxes and insurance, and capital expenditures, to the extent allowed pursuant to the lease, is recognized as revenue when the additional rent is due. Tenant reimbursements are charged to the tenants in equal installments throughout the year based on the Company’s estimate of the property’s operating expenses for the year. At least annually, the Company reconciles the amount of additional rent paid by the tenants during the year to the actual amount of recoverable operating expenses incurred. The difference, if any, is either charged or credited to the tenants pursuant to the provisions of the lease. In certain instances, the lease may restrict the amount the Company can recover from the tenant such as a cap on certain or all property operating expenses. These reimbursements are recorded on the accompanying consolidated statement of operations as “Rental income” for all periods presented in accordance with the Company’s adoption of ASC 842.

Lease Accounting

On January 1, 2021, the Company adopted ASC 842 using the modified retrospective approach and elected to apply the provisions as of the date of adoption on a prospective basis. Upon adoption of ASC 842, we elected the package of three practical expedient which allowed us to not reassess as of January 1, 2021 (i) whether expired or existing contracts are or contain leases, (ii) the lease classification for any expired or existing leases, and (iii) the treatment of initial indirect costs relating to any existing leases.

Upon adoption of ASC 842, the Company elected the practical expedient permitting lessors to elect by class of underlying asset to not separate lease and non-lease components (such as common area maintenance costs) if both of the following criteria are met: (1) the timing and pattern of transfer of the lease and non-lease component(s) are the same and (2) the lease component would be classified as an operating lease if it were accounted for separately. In addition, if both criteria are met, the combined component is accounted for under ASC 842 if the lease component is the predominant component of the combined component. If this threshold is not met, then the combined component is accounted for in accordance with the revenue recognition standard. The Company determined that all the criteria for its existing leases were met to qualify for this practical expedient. As a result, the Company has accounted for and presented all rental income earned related to its operating leases as a single line item, “Rental income,” in the consolidated statement of operations for all periods presented.

ASC 842 requires lessors to record revenue and expenses on a gross basis for lessor costs (such as real estate taxes) when these costs are reimbursed by a lessee. If the lessee pays lessor costs directly to a third party on behalf of the lessor, then the lessor is required to record revenues and expenses on a net basis for lessor costs. The Company has historically recorded revenues and expenses for lessor costs on a gross basis and no change was required upon the adoption of ASC 842.

Upon the adoption of ASC 842, new or modified leases are reviewed on their start date to determine whether they meet the qualifications of an operating lease and the requisite term of the lease.

The Company has no significant leases subject to Lessee guidance under ASC 842.

Rents and Other Receivables

Rents and other receivables consists of tenant receivables, reimbursements, deferred tenant lease incentives, and straight-line rent. As of June 30, 2023, and December 31, 2022 straight-line rent was $2,220,136 and $2,174,099, respectively. Accounts receivable are reported net of an allowance for doubtful accounts. Management’s estimate of the allowance is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that management’s estimate of the allowance will change. As of June 30, 2023, and December 31, 2022, management estimated that no allowance was required.

Other Assets

Other assets consist of prepaid expenses, utility deposits, computer software and furniture. Computer software is recorded at cost and is amortized over an estimated useful life of three years. In January 2021, the Company invested $22,500 in computer software. As of June 30, 2023, and December 31, 2022, accumulated amortization of computer software and amortization expense was $18,202 and $14,479, respectively. For the six months ended June 30, 2023 and 2022, the amortization expense for computer software was $3,723 and $3,723, respectively. Furniture is recorded at cost and is depreciated over an estimated useful life of seven years. As of June 30, 2023, and December 31, 2022, all furniture costs were fully depreciated. For the six months ended June 30, 2023 and 2022, the depreciation expense for furniture was $0 and $849, respectively.

Deferred Financing Costs

Deferred financing costs represent loan fees, legal fees and other third-party costs associated with obtaining financing and are presented on the consolidated balance sheet as a direct deduction from the carrying value of the associated debt liability. These costs are amortized to interest expense over the terms of the respective financing agreements using the interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close.

Fair Value Measurements

From time to time the Company may purchase interest rate caps, swaps or other financial instruments. Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company may be required to measure other non-financial and financial assets and liabilities at fair value on a non-recurring basis. Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•	Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from independent third-party sources to determine fair value and classifies such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. As of June 30, 2023 and December 31, 2022 there were no assets or liabilities measured at fair value on a recurring or non-recurring basis on the accompanying consolidated balance sheets.

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.

Even if the Company qualifies as a REIT for U.S. federal income tax purposes, the Company may be subject to some U.S. federal, state and local taxes on its income and property, as well as U.S. federal excise taxes on undistributed income. To the extent the Company is required to pay U.S. federal, state or local taxes due to the existing laws or changes to them, it will have less cash available for distribution to its stockholders.

As of June 30, 2023, and December 31, 2022, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its consolidated financial statements. Neither the Company nor its subsidiaries has been assessed interest or penalties by any major tax jurisdictions. The Company’s evaluations were performed for the tax years ended December 31, 2022 and 2021. As of June 30, 2023, the tax returns for calendar year 2022, 2021, 2020, and 2019 remain subject to examination by major tax jurisdictions.

Distribution Policy

The Company intends, although is not legally obligated, to make regular quarterly distributions to holders of its shares at least at the level required to maintain REIT status unless the results of operations, general financial condition, general economic conditions or other factors inhibits the Company from doing so. Distributions are authorized at the discretion of the Company’s Board of Directors, which is directed, in substantial part, by its obligation to cause the Company to comply with the REIT requirements of the Internal Revenue Code.

The following table lists the dividends declared on the Common Stock of the Company for the past six quarters as of June 30, 2023.

		Amount per
Period	Total Amount	Share/Unit	Period Covered	Dividend Paid Date
First Quarter 2022	$341,624	$0.21	January 1, 2022 to March 31, 2022	April 4, 2022
Second Quarter 2022	$368,959	$0.21	April 1, 2022 to June 30, 2022	July 5, 2022
Third Quarter 2022	$311,612	$0.17	July 1, 2022 to September 30, 2022	October 6, 2023
Fourth Quarter 2022	$246,725	$0.13	October 1, 2022 to December 31, 2022	January 6, 2023
First Quarter 2023	$210,387	$0.11	January 1, 2023 to March 31, 2023	April 6, 2023
Second Quarter 2023	$172,393	$0.09	April 1, 2023 to June 30, 2023	July 6, 2023

Dividends that stockholders receive, and which are not designated by the Company as capital gain dividends, will generally be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. To the extent any portion of a stockholder’s distribution is not from current or accumulated earnings and profits, it will not be subject to tax immediately; it will be considered a return of capital for tax purposes and will reduce the tax basis of a stockholder’s investment (and potentially result in taxable gain upon a stockholder’s sale of the stock). Dividends that constitute a return of capital, in effect, defer a portion of a stockholder’s tax until their investment is sold or the Company is liquidated, at which time the stockholder will be taxed at capital gains rates. See the Offering Circular, which can be found here, under the headings “U.S. Federal Income Tax Considerations—Taxation of Stockholders – Taxation of Taxable Domestic Stockholders – Dividends” for an additional discussion of these rules. However, because each investor’s tax considerations are different, stockholders should also consult with their tax advisors.

Dilution

The Company’s Board of Directors may elect to (i) sell additional shares in this or future offerings; (ii) issue equity interests in private offerings; or (iii) otherwise issue additional shares of the Company’s capital stock. To the extent the Company issues additional equity interests depending upon the terms and pricing of any additional offerings, the use of the proceeds and the value of the Company’s real estate investments, stockholders may also experience dilution in the book value and fair value of their shares and in the earnings and dividends per share.

Redeemable Common Stock

The Company has adopted a stockholder redemption plan whereby, subject to certain restrictions and limitations, on a quarterly basis, stockholders may be provided the opportunity to have their shares of Common Stock redeemed by the Company. No shares can be redeemed under the stockholder redemption plan until after the first anniversary of the date of purchase of such shares by the applicable stockholder.

The purchase price for shares redeemed is based on the Company’s NAV per share, as identified under the stockholder redemption plan, and will be as follows:

Holding Period from Date of Purchase	Redemption Price
Less than 1 year	No redemption allowed
1 year until 2 years	90.0% of NAV
2 years until 3 years	92.5% of NAV
3 years until 4 years	95.0% of NAV
4 years until 5 years	97.5% of NAV
5 years or more	100% of NAV
In the event of a stockholder’s death or complete disability	100% of NAV

In addition, the redemption price will be reduced by the aggregate sum of distributions, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the redemption date.

Because the Company’s NAV per share will be calculated at the end of each quarter, the redemption price may change between the date the Company receives the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a stockholder will receive may be different from the redemption price on the day the redemption request is made.

The Company cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any quarter. In the event that the Company does not have sufficient funds available to redeem all of the shares of Common Stock for which redemption requests have been submitted in any quarter, the Company intends to redeem shares of Common Stock on a pro rata basis on the redemption date. In addition, if the Company redeems less than all of the shares subject to a redemption request in any quarter, with respect to any unredeemed shares, stockholders can: (i) withdraw their requests for redemption; or (ii) ask that the Company honor the request in a future quarter, if any, when such redemptions can be made pursuant to the limitations of the redemption plan when sufficient funds are available. Such pending requests will be honored on a pro rata basis along with any new requests received in that future quarter. For stockholders who hold shares of Common Stock with more than one record date, redemption requests will be applied to such shares in the order in which they were purchased, on a first in first out basis.

The Company is not obligated to redeem shares of Common Stock under the redemption plan. The Company presently intends to limit the number of shares to be redeemed during any calendar year to 5.0% of the weighted average number of shares of Common Stock outstanding during the prior calendar year (or 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year). As of June 30, 2023 and 2022, the number of shares that have been redeemed is 178,722 and 102,685, respectively.

The Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, to protect Company operations and remaining stockholders, to prevent an undue burden on Company liquidity, to preserve the Company’s status as a REIT, following any material decrease in the Company’s NAV, or for any other reason. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the Company’s status as a REIT. The Company has honored all redemption requests as of the date of this Semiannual Report in accordance with our Shareholder Redemption Policy.

Related Party Transactions

Organizational, Offering and Related Costs

Organization and offering costs of the Company were initially paid by the Original Sponsor on behalf of the Company. The Company and its stockholders, and not the Reinvesting OP Partners, initially anticipated reimbursing the Original Sponsor for organization and offering costs paid on behalf of the Company in an amount not to exceed 3% of the Common Stock value sold by the Company to the public in the Offering, which could equal up to approximately $1,500,000 if the maximum amount of Common Stock is sold. The Original Sponsor and Sponsor are required to pay or otherwise bear any organization and offering expenses that exceed 3% of the Common Stock value sold by the Company to the public in the Offering. An affiliate of the Original Sponsor, SW Office I LTIP, LLC (“LTIP Office I”) was initially expected to be entitled to receive Long Term Incentive Plan Units (“LTIP Units”) in the Operating Partnership with respect to any of such 3% that is not used to pay Company organization and offering costs following the termination of the Offering. These LTIP Units were to be issued at the Company’s NAV, divided by the number of shares of Common Stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis (NAV per share). The LTIP Units could be issued at the sole discretion of the General Partner and would be subject to conversion based on certain terms as defined in the Operating Partnership Agreement. On May 25, 2023, Amendment No. 3 to the Management Agreement between the Manager and the Company was modified to remove the LTIP Unit provision payable to LTIP Office I. See Note 6 – “Related Party Transactions” below.

When recorded by the Company, offering costs are charged to stockholders’ equity as such amounts are reimbursed to the Original Sponsor and Sponsor from the gross proceeds of the Offering.

Asset Management Fees

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Company pays the Manager a quarterly asset management fee at an annualized rate of 2.00%, which is based on the Company’s NAV at the end of each prior quarter.

Segments

The Company invests in multi-tenant income-producing office properties. The Company’s real estate properties are expected to exhibit similar long-term financial performance and have similar economic characteristics to each other. As of June 30, 2023 and 2022, the Company aggregated its investments in real estate into one reportable segment.

Per Share Data

Basic net income (loss) per share of Common Stock is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of Common Stock outstanding for the period. Diluted net income (loss) per share of Common Stock is computed by dividing net income (loss) attributable to common stockholders by the sum of the weighted average number of shares of Common Stock outstanding and any potential dilutive shares for the period. Diluted earnings per share of Common Stock equals basic earnings per share of Common Stock as there were no potentially dilutive shares outstanding for the six months ended June 30, 2023 and 2022.

Square Footage, Occupancy and Other Measures

Square footage, occupancy and other measures used to describe real estate investments included in the Notes to Consolidated Financial Statements are presented on an unaudited basis.

Recent Accounting Pronouncements

Consistent with the treatment for emerging growth companies under the Jumpstart Our Business Startups (JOBS) Act, the Company has elected to delay the implementation of new accounting standards to the extent such standards provide for delayed implementation by non-public business entities. There were no new accounting standards adopted during the six months ended June 30, 2023.

3.	Real Estate

Investments

As of June 30, 2023, the Company’s real estate portfolio consisted of one property with three adjacent office buildings in the state of Missouri and one office and mixed-use property in the state of Indiana.

The following table provides a summary information regarding the Company’s real estate as of June 30, 2023:

Property	Location	Date Acquired[1]	Property Type	Land, Buildings and Improvements	Tenant Origination and Absorption Costs	Accumulated Depreciation and Amortization	Total Investment in Real Estate Property, Net
Laumeier I	St. Louis, MO	11/18/2013	Office	$14,600,252	$2,738,825	$(9,024,628)	$8,314,449
Laumeier II	St. Louis, MO	11/18/2013	Office	11,742,439	2,573,806	(8,199,369)	6,116,876
Laumeier IV	St. Louis, MO	11/18/2013	Office	5,476,879	1,786,220	(4,516,627)	2,746,472
Allied Property	Carmel, IN	01/18/2019	Office	30,372,142	5,267,396	(7,604,445)	28,035,093
				$62,191,712	$12,366,247	$(29,345,069)	$45,212,890

As of December 31, 2022, the Company’s real estate portfolio consisted of one property with three adjacent office buildings in the state of Missouri and one office and mixed-use property in the state of Indiana.

The following table provides a summary information regarding the Company’s real estate as of December 31, 2022:

Property	Location	Date Acquired[1]	Property Type	Land, Buildings and Improvements	Tenant Origination and Absorption Costs	Accumulated Depreciation and Amortization	Total Investment in Real Estate Property, Net
Laumeier I	St. Louis, MO	11/18/2013	Office	$14,573,987	$2,738,825	$(8,551,914)	$8,760,898
Laumeier II	St. Louis, MO	11/18/2013	Office	11,728,486	2,359,339	(7,778,499)	6,309,326
Laumeier IV	St. Louis, MO	11/18/2013	Office	5,053,023	1,692,834	(4,379,851)	2,366,006
Allied Property	Carmel, IN	01/18/2019	Office	30,372,117	5,263,668	(6,711,337)	28,924,448
				$61,727,613	$12,054,666	$(27,421,601)	$46,360,678

1 The acquisition date represents the date the Laumeier Properties were acquired by the Original Sponsor Affiliate Entities. See Note 2 above for discussion of presentation of assets transferred under common control.

Revenue Concentration

As of June 30, 2023, the Company’s highest tenant concentration (greater than 10% of annualized base rent) was as follows:

		Effective	Percentage of
		Annualized	Annualized
Tenant	Property	Base Rent	Base Rent
Panera, LLC	Laumeier I	$2,953,436	28.96%[2]
Allied Solutions, LLC	Allied Property	2,943,000	29.39%

2 Panera, LLC’s percentage of annualized rent is 28.96% versus 26.45% rentable square footage of the entire portfolio.

As of June 30, 2023, no other tenants accounted for more than 10% of annualized base rents.

In the second quarter of 2022, Panera, LLC notified the Company that it will not be renewing its lease expiring in April 2024. Panera, LLC, which is located in the Laumeier I property, has advised the Company that it will continue to pay rent through the remaining term and is willing to move out prior to its lease expiration date if a replacement tenant is identified.

As of June 30, 2022, the Company’s highest tenant concentration (greater than 10% of annualized base rent) was as follows:

		Effective	Percentage of
		Annualized	Annualized
Tenant	Property	Base Rent	Base Rent
Panera, LLC	Laumeier I	$2,953,436	30.14%[3]
Allied Solutions, LLC	Allied Property	2,943,000	30.04%
New Balance Athletic Shoe Inc	Laumeier II	1,030,669	10.52%

3 Panera, LLC’s percentage of annualized rent is 30.14% versus 26.45% rentable square footage of the entire portfolio.

As of June 30, 2022, no other tenants accounted for more than 10% of annualized base rents.

As of June 30, 2023, the Company’s highest tenant concentration (greater than 10% of total revenue) was as follows:

		Tenant	Percentage of
Tenant	Property	Revenue[4]	Total Revenue
Allied Solutions, LLC	Allied Property	$1,630,730	32.03%
Panera, LLC	Laumeier I	1,408,994	27.67%

4 Tenant Revenue defined as yearly rental income, excludes tenant reimbursements and other income.

As of June 30, 2022, the Company’s highest tenant concentration (greater than 10% of total revenue) was as follows:

		Tenant	Percentage of
Tenant	Property	Revenue[4]	Total Revenue
Allied Solutions, LLC	Allied Property	$1,630,730	32.05%
Panera, LLC	Laumeier I	1,408,994	27.69%

Tenant Revenue defined as yearly rental income, excludes tenant reimbursements and other income.

As of June 30, 2023, the future minimum contractual rental income from the Company’s real estate investments under its noncancelable operating leases was as follows:

July 1, 2023 through December 31, 2023	$5,178,439
2024	8,768,895
2025	7,067,458
2026	6,793,238
2027	6,661,592
2028	5,267,130
Thereafter	9,323,175
$49,059,927

Intangibles

As of June 30, 2023, the Company’s intangibles were as follows:

	Tenant Origination and Absorption Costs	Below- market Lease Intangibles
Cost	$12,366,247	$(2,752,778)
Accumulated amortization	(7,880,338)	1,133,053
Net amount	$4,485,909	$(1,619,725)

As of December 31, 2022, the Company’s intangibles were as follows:

	Tenant Origination and Absorption Costs	Below-market Lease Intangibles
Cost	$12,054,666	$(2,752,778)
Accumulated amortization	(7,381,196)	1,019,347
Net amount	$4,673,470	$(1,733,431)

Increases (decreases) in net income (loss) as a result of amortization of the Company’s tenant origination and absorption costs, above-market and below-market lease intangibles for the six months ended June 30, 2023 and 2022, were as follows:

	Tenant Origination and Absorption Costs	Below-market Lease Intangibles
Six Months Ended June 30, 2023	$(499,141)	$113,706
Six Months Ended June 30, 2022	(493,394)	113,706

The remaining unamortized balance of these outstanding intangible assets and liabilities as of June 30, 2023 is estimated to be amortized for years ending December 31 as follows:

	Tenant Origination and Absorption Costs	Below-market Lease Intangibles
July 1, 2023 through December 31, 2023	$(521,192)	$114,648
2024	(776,906)	221,046
2025	(635,870)	216,879
2026	(599,723)	216,879
2027	(578,737)	216,879
2028	(503,507)	216,879
Thereafter	(869,974)	416,515
	$(4,485,909)	$1,619,725

4.	Debt

Secured Note Payable – Truist Real Estate Funding LLC

In order to provide permanent refinancing for the Laumeier Properties, the Laumeier Entities obtained a $24,600,000 secured promissory note (“Truist Note Payable”) from Truist Real Estate Funding LLC (“Truist Lender”) (formerly BB&T) on May 31, 2017. The Truist Note Payable is secured by non-recourse deeds of trust, security instrument with assignments of rents and fixtures, and first priority lien interested on the Laumeier Properties. The Truist Note Payable bears interest at 4.40% per annum with interest-only monthly payments of $90,200 due until July 1, 2019. Thereafter, monthly payments of principal and interest of $135,342 are due until June 1, 2027 (the “Maturity Date”). Any unpaid interest and principal are due at the Maturity Date. The Laumeier Entities may conditionally prepay the Truist Note Payable in full or in part prior to the Maturity Date (subject to certain provisions in the lending agreement). The note further requires that certain monthly escrow deposits be made to the Truist Lender.

For the six months ending June 30, 2023 and 2022, the Laumeier Entities incurred interest expense of $516,897 and $530,644 (including $24,781 and $24,781 of amortized financing costs), respectively.

Pursuant to the Truist Loan Agreement, commencing in January 2023 Truist Lender requires all net cash flows from the Laumeier Properties to be swept to an interest-bearing account controlled by Truist Lender. The swept funds will be used to pay for tenant improvements, leasing commissions, and debt service shortfalls at the Laumeier Properties. Such cash sweep will continue until the space vacated by Panera has been sufficiently leased to satisfy the loan covenants, which include the Laumeier Property maintaining, for three consecutive months, both (i) a minimum debt service coverage ratio (as determined by Truist Lender) of 1.50:1.00 and (ii) occupancy of not less than 80%. At such time that the loan covenants are satisfied, any reserve funds will be disbursed to us after payment of any then outstanding leasing expenses required to be paid by us.

Secured Note Payable – Morgan Stanley Bank, NA

In order to provide permanent refinancing for the Allied Property, on January 18, 2019, Midtown obtained a $17,600,000 secured promissory note (“Morgan Stanley Note Payable”) from Morgan Stanley Bank, NA (“Morgan Stanley Lender”). The Morgan Stanley Note Payable is secured by a mortgage on the Allied Property, assignment of leases, rents and fixtures, security agreement, pledge of monies and conditions to grants and bears interest at 4.485% per annum. Interest-only payments are due monthly until February 6, 2029 (the “Maturity Date”). Any unpaid interest and principal are due at the Maturity Date. The note further requires that certain monthly escrow deposits be made to the Morgan Stanley Lender.

For the six months ending June 30, 2023 and 2022, Midtown incurred interest expense of $412,378 and $412,378 (including $15,505 and $15,505 of amortized financing costs), respectively.

As of June 30, 2023, the Company’s secured notes payable consisted of the following:

Borrower(s)	Lender	Principal Balance	Unamortized Deferred Financing Costs	Total	Interest Rate	Maturity Date
Laumeier Entities	BB&T Real Estate Funding LLC	$22,181,708	$(193,985)	$21,987,723	4.40%	June 1, 2027
Midtown	Morgan Stanley Bank, N.A.	17,600,000	(171,850)	17,428,150	4.485%	February 6, 2029
		$39,781,708	$(365,835)	$39,415,873

The summarized future principal repayments of the Company’s secured note payable as of June 30, 2023 is estimated to be as follows for the years ending December 31:

Secured Notes Payable
July 1, 2023 through December 31, 2023	327,041
2024	676,027
2025	706,379
2026	738,094
2027	19,734,167
2028	-
Thereafter	17,600,000
Total principal	39,781,708
Deferred financing costs, net	(365,835)
Total	$39,415,873

Unsecured Note Payable – Affiliate

On January 18, 2019, the Company borrowed $15,150,000 from the Original Sponsor to partly fund the acquisition of the Allied Property. The Affiliate Note Payable II was unsecured, had an interest rate of one-month LIBOR plus 0.60% per annum, was calculated on a 365-day year, compounded monthly, and was due January 18, 2023. As of June 30, 2022, the entire principal balance of $15,150,000 had been repaid to the Original Sponsor. For the six months ending June 30, 2023 and 2022, the Company incurred interest expense of $0 and $2,159, respectively.

5.	Fair Value Disclosures

The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:

Cash, restricted cash, rents and other receivables, deposits and other assets, due from affiliate, accounts payable, accrued and other liabilities, unearned tenant rents, security and investor deposits and due to affiliate: these balances approximate their fair values due to the short maturities of these items.

Debt:  The fair value of the Company’s notes payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the50ncomee approach or the market approach. The Company classifies these inputs as Level 2 inputs. As of June 30, 2023, the fair value of the Truist Note Payable was determined to be $18,853,735 and the fair value of the Morgan Stanley Note Payable was determined to be $15,736,138.

6.	Related Party Transactions

Pursuant to the Management Agreement between the Company and the Manager, the Company is obligated to reimburse the Original Sponsor for organization and offering costs in an amount not to exceed 3% of the Common Stock value sold by the Company to the public in the Offering, which could equal up to approximately $1,500,000. As of June 30, 2023 and 2022, $421,615 and $421,615, respectively, in organization and offering costs have been paid by the Company since inception and recorded in the consolidated statement of stockholders’ equity and $1,078,385 and $1,078,385, respectively, in organizational and offering costs were waived by the Original Sponsor.

As of June 30, 2023 and 2022, $94,572 and $99,991 in reimbursable management costs that were included in general and administrative and real estate taxes and insurance on the consolidated statements of operations, have been paid by the Original Sponsor and Sponsor and incurred by the Company. As of June 30, 2023 and December 31, 2022, $52,794 and $101,734 remains unpaid, respectively.

For the six months ending June 30, 2023 and 2022, the Company incurred asset management fees due to the Manager of $312,417 and $430,380, respectively. As of June 30, 2023 and December 31, 2022, $139,457 and $185,182 remains unpaid, respectively. Effective June 1, 2022, the Manager waived earning an asset management fee attributable to the 500,000 shares owned by Jeffrey Karsh, CEO.

On December 12, 2022, the Board of Directors of the Company announced that certain limited partners (the “Deferring Limited Partners”) of the Operating Partnership have agreed to defer receipt of cash distributions from the Operating Partnership (“Deferred Distribution Amount”) until further notice. The Limited Partnership Agreement of the Operating Partnership was amended to reflect the terms of the deferral program related to the Deferred Distribution Amount.

We expect that the Operating Partnership will use the deferred amounts (i) to pay dividends to the Company and the other limited partners of the Operating Partnership and (ii) fund capital improvements at the Laumeier Properties until the property is fully re-tenanted.

We expect that the Deferred Distribution Amount will be deferred until at least June 2024, or when the space being vacated by Panera is fully re-tenanted. The Deferring Limited Partners will be entitled to receive the Deferred Distribution Amount without interest upon a notice of request by the Deferring Limited Partner (“Notice”), and future dividends from the Company may be reduced in order to repay the Deferred Distribution Amount, although dividends will not be reduced below the level required to maintain our status as a REIT. The deferral will not otherwise affect the rights of any of the limited partners.

Any such Deferred Distribution Amount will be paid to a Deferring Limited Partner from available cash as determined by the Manager after giving consideration to the operating expenses and other obligations of the Operating Partnership at the time of the distribution (“Available Cash”).  In the event that there is insufficient Available Cash to pay the entire Deferred Distribution Amount after receipt of the Notice, the Deferring Limited Partner will receive quarterly payments to the extent of Available Cash as determined by the Manager until the Deferred Distribution Amount is paid in full.

7.	Economic Dependency

The Manager has engaged the Sponsor to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s Common Stock available for issue, as well as other administrative responsibilities for the Company including investor relations. As a result of these relationships, the Manager is dependent upon the Sponsor. In the event that the Sponsor were unable to provide the Manager with the respective services, the Manager would be required to find alternative providers of these services.

8.	Commitments and Contingencies

Property Management and Accounting Arrangements

The Company has property management (“PMA”) and accounting agreements (“PAA”) with various third-party service providers. For property management, the Company pays a property management fee based upon a percentage (“PM Fee Percentage”) of base rents, as defined in the PMA. The PM Fee Percentage for the Laumeier Properties was 1.25% for the period January 1, 2018 through June 30, 2023. The PM Fee Percentage for the Allied Property was 2.00% for the period January 18, 2019 through June 30, 2023. Additionally, the PMA allows for costs such as salaries, payroll taxes, health insurance, and office supplies to be reimbursed to the property manager. For accounting services, the Company pays a fixed monthly accounting services fee, plus annual variable fees associated with audit and tax support.

For the six months ending June 30, 2023 and 2022, the Company incurred property management and reimbursable costs of $143,240 and $137,360, respectively. As of June 30, 2023 and 2022, $16,945 and $15,709, respectively, remains unpaid and is included in accounts payable, accrued and other liabilities on the accompanying consolidated balance sheet. Additionally, for the six months ending June 30, 2023 and 2022, the Company incurred PAA fees of $92,727 and $76,422, respectively, which are included in general and administrative expenses on the accompanying consolidated statements of operations. As of June 30, 2023 and 2022, $10,127 and $9,098, respectively, remains unpaid and is included in accounts payable, accrued and other liabilities on the accompanying consolidated balance sheet.

Operations

The Company’s commitments and contingencies include customary obligations incurred in the normal course of business. In the opinion of management, these matters will not have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

Legal Proceedings

As of the date of the financial statements, the Company is not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of the Company’s business. Although the Company is unable to predict with certainty the eventual outcome of any litigation, the Company is not aware of any litigation of any significance likely to occur.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on the consolidated financial position or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s real estate, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to its real estate could result in future environmental liabilities.

9.	Subsequent Events

Events that occur after the consolidated balance sheet date but before the consolidated financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the consolidated balance sheet date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the consolidated balance sheets dates require disclosure in the accompanying notes. Management evaluated the activity of the Company through September 15, 2023 (the date the consolidated financial statements were available to be issued) and concluded that the following items should be disclosed as subsequent events:

New Purchase Price

On July 1, 2023, the purchase price per share of Common Stock was $7.01 which is the NAV per share as of March 31, 2023, and the minimum number of shares for initial purchase is 500 shares. This price per share will be effective until the next announcement of the price per share by the Company, which is expected to happen on or within a commercially reasonable time after September 30, 2023 unless updated by the Company prior to that time. Redemptions of shares of Common Stock will be made pursuant to the Company’s redemption plan based on the then-current NAV per share.

Share Issuances

As of September 8, 2023, the Company has issued after June 30, 2023 an additional 17,952 shares related to the Company’s current offering bringing the total shares outstanding as of the date of this Semiannual Report up to 1,912,924. As of September 8, 2023, the Company owns 1,912,924 OP Units, and the total number of outstanding OP Units is 4,507,677 giving the Company an effective ownership interest of 42.44% in the Operating Partnership. As the Company raises capital, additional OP Units will be issued to the Company.

New Acquisition

On July 27, 2023, management formed 1SO Midtown III LLC, a special purpose entity wholly owned by the Operating Partnership (“Midtown III”) with the intention to purchase a 77,248 square foot office building and adjacent garage located in Carmel, IN, near our current Allied Property, for a purchase price of $18 million, excluding closing costs. Midtown III is expected to close the acquisition on or about September 28, 2023.

Item 4. Exhibits

Exhibit No.	Description
2.1*	Amended and Restated Charter (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s offering statement dated June 30, 2017)
2.2*	First Amendment to Articles of Amendment (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s offering statement dated August 31, 2018)
2.3*	Second Amended and Restated Bylaws (incorporated by reference to the copy thereof filed as Exhibit 2.3 to the Company’s offering statement dated August 31, 2018)
3.1*	Distribution Reinvestment and Optional Cash Purchase Plan (included as Appendix C to the offering statement dated March 14, 2018 and incorporated by reference herein)
4.1*	Form of Subscription Package (included as Appendix B to the offering statement dated June 30, 2017 and incorporated by reference herein)
6.1*	Second Amended and Restated Limited Partnership Agreement of 1st stREIT Office Operating Partnership LP (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s offering statement dated June 30, 2017)
6.2*	Management Agreement between 1st stREIT Office Inc., 1st stREIT Office Operating Partnership LP and SW Manager, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s offering statement dated June 30, 2017)
6.3*	Support Agreement between SW Manager, LLC and Interamar Manager, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Form 1-U filed on June 1, 2022)
6.4*	Support Agreement between SW Manager, LLC and Tryperion Holdings LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s Form 1-SA filed on September 20, 2022)
6.5*	Amendment No. 1 to the Management Agreement Among 1st stREIT Office Inc., 1st stREIT Office Operating Partnership LP, and SW Manager dated September 3, 2020 (incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company’s offering statement dated September 11, 2020)
6.6*	Amendment to Second Amended and Restated Limited Partnership Agreement to 1st stREIT Office Operating Partnership, LP (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Form 1-U filed on December 12, 2022)
6.7*	Amendment No. 3 to the Management Agreement Among 1st stREIT Office Inc, 1st stREIT Office Operating Partnership, L.P., and SW Manager, LLC dated May 25, 2023 (incorporated by reference to the copy thereof filed as Exhibit 6.7 to the Company’s Form 1-U filed on June 16, 2023)

* Previously Filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, CA on September 15, 2023.

1st stREIT OFFICE INC.

By:	/s/ Jeffrey Karsh
Name:	Jeffrey Karsh
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jeffrey Karsh	Director and Chief Executive Officer	September 15, 2023
Jeffrey Karsh	(Principal Executive Officer)

/s/ Janet Pudelko	Chief Financial Officer	September 15, 2023
Janet Pudelko	(Principal Financial Officer and Principal Accounting Officer)